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                       SECURITIES AND EXCHANGE COMMISSION


                              Washington, DC 20549

                                    FORM 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE
                                   ACT OF 1934


                           FOR THE MONTH OF MARCH 2005

                        (Commission File No. 33-84952-02)

                          THE WHARF (HOLDINGS) LIMITED
                  (Translation of registrant's name in English)

                            16TH FLOOR, OCEAN CENTRE
                            HARBOUR CITY, CANTON ROAD
                               KOWLOON, HONG KONG
                                 (852) 2118 8118
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                        Form 20-F  X      Form 40-F
                                 -----

                (Indicate by check mark whether the registrant by
               furnishing the information contained in this form
               is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                              Yes          No  X
                                 -----       -----
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                                 (COMPANY LOGO)

                          THE WHARF (HOLDINGS) LIMITED
               (Incorporated in Hong Kong with limited liability)
                                  STOCK CODE: 4

                             RESIGNATION OF DIRECTOR

The Wharf (Holdings) Limited (the "COMPANY") announces that Mr. Paul Ming Fun Cheng has resigned as an independent non-executive director of the Company effective from 31st March, 2005. Mr. Cheng will become the chairman of The Link REIT with effect from 1st April, 2005, and therefore he has decided to resign from the board of directors of the Company (the "BOARD") to avoid any potential conflict of interest.

Mr. Cheng has confirmed that he has no disagreement with the Board and there is no matter which needs to be brought to the attention of the shareholders of the Company in respect of his resignation.

The Board would take this opportunity to thank Mr. Cheng for his valuable contributions to the Company during his tenure of service.

After the resignation of Mr. Cheng, the Board comprises Mr. Peter K. C. Woo, Mr. Gonzaga W. J. Li, Mr. Stephen T. H. Ng, Mr. Paul M. P. Chan, Professor Edward K. Y. Chen, Dr. Raymond K. F. Ch'ien, Mr. Erik B. Christensen, Hon. Vincent K. Fang, Mr. Hans Michael Jebsen, Mr. Christopher P. Langley, Mr. Quinn
Y. K. Law, Ms. Doreen Y. F. Lee, Mr. T. Y. Ng and Mr. James E. Thompson.


                                           For THE WHARF (HOLDINGS) LIMITED
                                                   WILSON W. S. CHAN
                                                   Company Secretary

Hong Kong, 31st March, 2005
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       THE WHARF (HOLDINGS) LIMITED - WHARF



Date: April 1, 2005

                                                 By: /s/ Wilson Chan
                                                    ------------------------
                                                    Name:  Wilson Chan
                                                    Title: Company Secretary